170 N. Radnor Chester Road Suite 250 Radnor, PA 19087 Tel: (484) 801-4670 Fax: (484) 801-4669

November 21, 2017

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Chris Edwards

Re:         Marinus Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-3

Filed October 31, 2017

File No. 333-221243

Ladies and Gentlemen:

The Company submits the following response to the staff’s comment letter dated November 14, 2017 (the “Comment Letter”) relating to the Registration Statement on Form S-3, filed October 31, 2017, File No. 333-221243 (the “Registration Statement”).

The Company sets forth below its response to the Comment Letter.   Based on the response, the Company does not believe an amendment to the Registration Statement is required. We have reproduced the text of the staff’s comment in bold-face type followed by the Company’s response.

Registration Statement on Form S-3

General

1.                                      Your disclosure on the cover page of the equity distribution agreement prospectus included in this registration statement states that sales may be made “to or through a market maker.” You also state in the Plan of Distribution that sales may be made in negotiated transactions if expressly authorized by you. Please tell us whether these other sales methods satisfy the “at the market offering” definition under Rule 415.  If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

COMPANY RESPONSE:  The Company acknowledges the staff’s comment and confirms that sales made to or through a market maker or sales made in privately-negotiated transactions do not satisfy the definition of “at the market offering” under Rule 415.  The Company confirms that, in the event any sales method the Company uses does not constitute a sales method that is deemed an “at the market offering” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the prospectus supplement included in the Registration Statement, the Company will file an additional prospectus supplement at the time of such sales.

If you or any member of the staff has any further comments or questions regarding this response, please contact the Company’s counsel, John W. Kauffman, Esq. of Duane Morris LLP at (215) 979-1227 or jwkauffman@duanemorris.com.

Sincerely,

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Edward Smith
Edward Smith, Chief Financial Officer